October 28, 2014

VIA EDGAR

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Sunway Global Inc. Schedule 13E-3 Amendment No. 1 Filed on October 3, 2014 File No. 5-56735

Dear Mr. Hindin,

Sunway Global Inc. (the “Company”) hereby submits its response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated October 17, 2014.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Fairness of the Reverse Stock Split, page 6

1.	We reissue prior comment 4, in part. The discussion on pages 6 through 8 still does not appear to address the factors described in clauses (iii), (iv), (v) or (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. Please note that if the Board based its fairness determination on the analysis and discussion of these factors undertaken by others, it must expressly adopt the analysis and discussion as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the Board expressly adopted the analysis and discussion of Halcyon Cabot Partners and Corporate Valuations Advisor and identify which factors described in clauses (iii), (iv), (v) or (vi) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent the Board did not adopt another party’s analysis and discussion or such analysis and discussion do not address each of the factors described in clauses (iii), (iv), (v) or (vi) of Instruction 2, please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Response:

The Company has revised its disclosure in the Amendment No. 2 to Schedule 13E-3 in response to this comment.

Financial Information, page 14

2.	We reissue prior comment 7, in part. Please revise to include summary financial statements and other applicable financial information required by Item 1010(c)(1) through (6) of Regulation M-A. In particular, such summary should include relevant disclosure for the time periods specified in Item 1010(a). The current disclosure provides disclosure for some, but not all, of the time periods required. Refer to the time periods specified in Item 1010(a).

Response:

The Company has included revised summary financial statements in the Amendment No. 2 to the Schedule 13E-3.

3.	We note your response to prior comment 8. We remind the Company of its obligation to file updated disclosure to reflect the Company’s Form 10-Q for the quarterly period ending September 30, 2014 if such Form 10-Q is filed prior to the dissemination of the Schedule 13E-3 to the Company’s stockholders.

Response:

The Company will file updated disclosure to reflect the Company’s Form 10-Q for the quarterly period ended September 30, 2014 if such Form 10-Q is filed prior to the dissemination of Schedule 13E-3 to the Company’s stockholders.

The Company hereby acknowledges to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Liang Deli
By: Liang Deli Chief Executive Officer

cc.: Marc Ross, Sichenzia Ross Friedman Ference LLP

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